SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 17, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

BITMAX Cryptocurrency Exchange for Japan Begins Operations

•	Safe and secure transactions backed by security technologies that safeguard LINE’s 81 million users

•	Users can deposit and withdraw from their LINE Pay account

TOKYO – September 17, 2019 – LVC Corporation (“LVC”), a subsidiary of LINE Corporation (“LINE”) and operator of LINE’s cryptocurrency and blockchain-related businesses, announces that BITMAX, a cryptocurrency exchange for the Japanese market, has gone live from today.*1

*1 BITMAX services will be available in stages from 3 pm (GMT+9) on September 17, 2019 (available first on Android).

Available through the Wallet tab on the LINE app—used by 81 million MAU in Japan alone—BITMAX is a simple and secure cryptocurrency exchange that makes getting started easy even for beginners at cryptocurrency trading. Putting peace of mind and security at the forefront, the BITMAX exchange will allow users to trade five types of cryptocurrencies: Bitcoin (BTC), Ethereum (ETH), Ripple (XRP), Bitcoin Cash (BCH), and Litecoin (LTC). BITMAX is a separate service from the BITBOX cryptocurrency exchange,*2 the latter of which is already available worldwide (excluding Japan and the US).

LINE is making money more accessible to people around the world by developing and delivering a wide range of financial services unique to LINE. As part of these efforts, the company’s Singapore-based subsidiary LINE Tech Plus PTE. LTD. has been operating the BITBOX cryptocurrency exchange since July 2018. In the leadup to BITMAX’s launch, LVC became a registered cryptocurrency exchanger under Japan’s Payment Services Act.

*2 Press release: “BITBOX Digital Token Exchange Begins Operations” https://linefinancialcorp.com/en/pr/news/2018/7

Background to BITMAX

Under its corporate mission of “Closing the Distance,” LINE strives to create value for its users by making the LINE app into a gateway for a “Smart Portal” that seamlessly connects all types of people, information, content, and services—both offline and online—as close as they want, anywhere they are, 24/7. In the Fintech domain, LINE is aiming to provide a highly convenient user experience by connecting people and money at the most comfortable distance. To that end, the company is taking on new challenges in business areas such as payments, investment, securities, insurance, household budgeting, and loans.

In recent years, Japan has been shifting more and more towards a cashless society. At the same time, technological advances have also generated a bevy of Fintech services, changing the very way people think about money. Among these Fintech services, LINE sees the cryptocurrency industry as one with new user needs waiting to be met and the potential to deliver next-generation technological paradigms. Additionally, proof of concepts for blockchain—the core technology of cryptocurrency—have been flourishing in many different areas, demonstrating the technology’s potential to change future ecosystems and economic systems. LINE itself has also already unveiled its LINE Token Economy concept,*3 which will use the company’s proprietary blockchain network LINK Chain in building an ecosystem that fosters a co-creative relationship between users and service providers.

Having anticipated Fintech’s changing user needs and technological background, LINE (through LINE Tech Plus) launched the BITBOX cryptocurrency exchange globally last year. This time around, the company has completed registration as a cryptocurrency exchanger in Japan and launched the BITMAX exchange for the domestic market.

While numerous existing exchanges already have a large customer base, LINE sees cryptocurrency exchanges as still in their infancy, and believes the industry has potential for even greater growth. Along with the various services offered on the LINE app (currently used by 81 million users in Japan and a total of 164 million users across LINE’s four key markets), the company has been one of the heaviest investors among Japan’s internet businesses into security measures. This approach has extended to BITMAX, offering users a reliable and stable service that prioritizes security and safety above all else.

*3 Press release: “LINE Launches Its 1st Cryptocurrency ‘LINK’” https://linefinancialcorp.com/en/pr/news/2018/14

An English-language white paper on LINK can be found at https://link.network/. Currently, LINK is not available in Japan.

Features of the BITMAX cryptocurrency exchange

1. Robust security measures ensure a secure and stable trading service

Since launching its first service in 2011, LINE has continued to make security the number one priority in all its communication services for its users. The experienced team behind the design, building, and operation of the LINE platform has also been responsible for building BITMAX’s security environment. As part of cryptocurrency security measures, BITMAX uses the high-security wallet from BitGo Inc., a US-based provider of world-class technologies. BITMAX also clearly separates and manages customer assets from the company’s own, as well as stores cryptocurrencies in a cold wallet. A dedicated team has been especially created to manage the cold wallet itself, as part of LINE’s commitment to providing the most reliable and secure service possible.

2. Links with LINE Pay, LINE’s mobile money transfer and payment service

BITMAX links with the LINE Pay service, allowing for fast deposits and withdrawals in yen. Additionally, the identity verification process will be simplified for users who have already completed the process for LINE Pay. Users can also make deposits in yen through either their LINE Pay account or the bank account they have linked to LINE Pay.

3. Easily accessible from the LINE app, with trades possible from a few hundred yen

BITMAX can be readily accessed from the Wallet tab on the LINE app. A simple and intuitive UI and UX also makes getting started easy for beginner investors and those new to cryptocurrencies. The low-cost starting point (starting from under JPY 1,000) also makes the service suited to users just wanting to dip into cryptocurrency trading or wanting to start with small sums.

About BITMAX services

•

How to get started: Users can access BITMAX by opening the Wallet tab in the LINE app and tapping the BITMAX icon. After agreeing to the terms of use, users then register their information and begin the identity verification process. Once LINE has completed screening of submitted identity documents, the user can start trading.

•

Identity verification process: Users can verify their identity by either (1) linking their bank account and submitting a form of ID, (2) through LINE Pay eKYC, or (3) by post. More information can be found at the link below:

http://bitmax-mag.line.me/archives/15216188.html (Japanese only)

•	Type of service: Buying and selling service for cryptocurriences using legal tender

•	Listed cryptocurrencies: Bitcoin (BTC), Ethereum (ETH), Ripple (XRP), Bitcoin Cash (BCH), Litecoin (LTC)

•	Available to: Users who meet the following criteria at the time of opening a new BITMAX account.

•	Already have a LINE account

•	Between 20–74 years old

•	Residing in Japan

More details on conditions for opening an account can be found under “Section 4 - Opening a BITMAX Account” in the BITMAX Terms of Use:

https://terms2.line.me/lvc_terms (Japanese only)

•

Fees: Opening a BITMAX account is free, but fees will apply when making deposits/withdrawals in yen and withdrawing cryptocurrencies. Additionally, while there are no trading fees, there may be spreads (difference between the buying and selling price). More information on various fees can be found under “Trading Overview and Fees” here:

https://terms2.line.me/lvc_outline (Japanese only)

•	Important points to keep in mind when trading cryptocurrencies can be found under “About the Service Provider and Trading Risks, etc.” here:

https://terms2.line.me/lvc_adnotice (Japanese only)

About LINE Corporation

(1) Name: LINE Corporation

(2) Head office: JR Shinjuku Miraina Tower 23F, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo

(3) Representative: Takeshi Idezawa, Representative Director, President, and CEO

(4) Business: Provision and operation of the LINE messaging app and content and services made available on the LINE platform, in addition to other web service businesses and AI businesses

(5) Capital: JPY 96.448 billion (as of June 30, 2019)

(6) Date of establishment: September 4, 2000

About LVC Corporation

(1) Name: LVC Corporation

(2) Head office: Sumitomo Fudosan Osaki Garden Tower 22F, 1-1-1 Nishishinagawa, Shinagawa-ku, Tokyo

(3) Representative: Yongsu Ko, Representative Director and CEO

(4) Business: Holding company operating cryptocurrency brokerage and blockchain-related businesses

(5) Capital: JPY 4.06 billion

(6) Established: January 31, 2018

(7) Registration number: Cryptocurrency exchange agency, the Kanto Local Finance Bureau No.00017